

Mail Stop 3720

October 19, 2017

Theodore Farnsworth
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, NY 10118

> **Re:** **Helios and Matheson Analytics Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2017**
> **Response Dated October 12, 2017**
> **File No. 333-220488**

Dear Mr. Farnsworth:

We have reviewed your October 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our October 3, 2017 letter.

General

1. We note your response to prior comment 1. Given the number of shares being registered for resale on behalf of the selling security holder in relation to the number of your outstanding shares held by non-affiliates, we believe that the resale by the selling security holder is a primary offering on your behalf. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3 because you do not have the requisite public float, and the number of shares you are registering for resale on behalf of the selling security holder exceeds the amount permitted pursuant to General Instruction I.B.6 of Form S-3, please file a registration statement for the resale offering at the time of each conversion. Please identify the selling security holder as an underwriter and disclose the price at which it will sell shares of your common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Kevin Friedmann, Esq.
        Mitchell Silberberg & Knupp LLP